UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ares Capital Corporation

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

04010L-10-3

(CUSIP Number)

Kevin A. Frankel, General Counsel
Ares Partners Management Company LLC
1999 Avenue of the Stars, Suite 1900, Los Angeles, CA 90067
(310) 201-4200

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04010L-10-3

1	Names of Reporting Persons	Ares Management LLC
I.R.S. Identification Nos. of Above Person		01-0605583

2			Check the Appropriate Box if a Member of a Group (See Instructions)

			(a) ☐
			(b) ☒

3		SEC Use Only

4			Source of Funds (See Instructions)

	Not Applicable

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0

	8	Shared Voting Power	666,667

	9	Sole Dispositive Power	0

	10	Shared Dispositive Power	666,667

11		Aggregate Amount Beneficially Owned by Each Reporting Person	666,667

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)		Approximately 2.9%

14		Type of Reporting Person	OO

CUSIP No. 04010L-10-3

1	Names of Reporting Persons	Ares Management, Inc.
I.R.S. Identification Nos. of Above Person		01-0605573

2			Check the Appropriate Box if a Member of a Group (See Instructions)

			(a) ☐
			(b) ☒

3		SEC Use Only

4			Source of Funds (See Instructions)

	Not Applicable

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0

	8	Shared Voting Power	666,667

	9	Sole Dispositive Power	0

	10	Shared Dispositive Power	666,667

11		Aggregate Amount Beneficially Owned by Each Reporting Person	666,667

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)		Approximately 2.9%

14		Type of Reporting Person	CO

CUSIP No. 04010L-10-3

1	Names of Reporting Persons	Ares Partners Management Company LLC
I.R.S. Identification Nos. of Above Person		01-0605009

2		Check the Appropriate Box if a Member of a Group (See Instructions)

			(a) ☐
			(b) ☒

3		SEC Use Only

4		Source of Funds (See Instructions)

	Not Applicable

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0

	8	Shared Voting Power	666,667

	9	Sole Dispositive Power	0

	10	Shared Dispositive Power	666,667

11		Aggregate Amount Beneficially Owned by Each Reporting Person	666,667

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13		Percent of Class Represented by Amount in Row (11)	Approximately 2.9%

14		Type of Reporting Person	OO

CUSIP No. 04010L-10-3

1	Names of Reporting Persons	Antony P. Ressler
I.R.S. Identification Nos. of Above Person		###-##-####

2		Check the Appropriate Box if a Member of a Group (See Instructions)

			(a) ☐
			(b) ☒

3		SEC Use Only

4		Source of Funds (See Instructions)

	Not Applicable

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6		Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0

	8	Shared Voting Power	666,667

	9	Sole Dispositive Power	0

	10	Shared Dispositive Power	666,667

11		Aggregate Amount Beneficially Owned by Each Reporting Person	666,667

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13		Percent of Class Represented by Amount in Row (11)	Approximately 2.9%

14		Type of Reporting Person	IN

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D filed by (i) Ares Management LLC, a Delaware limited liability company (“Management LLC”); (ii) Ares Management, Inc., a Delaware corporation (“Management Inc.”); (iii) Ares Partners Management Company LLC, a Delaware limited liability company (“Partners,” and, together with Management LLC and Management Inc., the “Ares Entities”); and (iv) Antony P. Ressler (the “Controlling Person,” together with the Ares Entities, the “Reporting Persons”) on October 18, 2004 (the “Schedule 13D”), relates to the common stock, par value $.001 per share (the “Common Stock”) of Ares Capital Corporation, a Maryland corporation (“Issuer”), and amends such Schedule 13D as follows (All capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D):

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)                                  Management LLC directly beneficially owns an aggregate of 666,667 shares of Common Stock, representing approximately 2.9% of the shares of Common Stock outstanding as of March 23, 2005.  Management Inc. may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Management LLC.  Partners may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Management Inc. and Management LLC.  The Controlling Person may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Partners, Management Inc. and Management LLC.  Each of the Controlling Person, Partners and Management Inc. disclaims beneficial ownership of the Shares and the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Shares.

(b)                                 As of March 23, 2005: (i) Management LLC directly has the power to vote, direct the vote, dispose and direct the disposition of 666,667 shares of Common Stock; (ii) Management Inc. indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 666,667 shares of Common Stock; (iii) Partners indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 666,667 shares of Common Stock; and (iv) the Controlling Person indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 666,667 shares of Common Stock.

(c)                                  Except for the information set forth, or incorporated by reference herein or in Items 3, 4 and 6 of the Schedule 13D, which is incorporated herein by reference, none of the Reporting Persons nor any of the persons referred to in Appendix A to Item 2 of the Schedule 13D has effected any transaction relating to the Shares during the past 60 days.

(d)                                 Each of the members of Partners (other than the Controlling Person) have the right to receive dividends from, or proceeds from the sale of, investments by the Ares Entities, including the Shares, in accordance with their membership interests in Partners.

(e)                                  Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock upon the sale by the Issuer on March 23, 2005 of an additional 12,075,000 shares of Common Stock in an underwritten public offering.

S  I  G  N  A  T  U  R  E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 8, 2005	ARES MANAGEMENT LLC

	BY:	ARES MANAGEMENT LLC

	BY:	ARES PARTNERS MANAGEMENT COMPANY LLC, AS
MANAGING MEMBER

/s/ Antony P. Ressler
	By:	Antony P. Ressler
	Its:	Manager

ARES MANAGEMENT, INC.

	BY:	ARES PARTNERS MANAGEMENT COMPANY LLC, AS
SOLE STOCKHOLDER

/s/ Antony P. Ressler
	By:	Antony P. Ressler
	Its:	Manager

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Antony P. Ressler
	By:	Antony P. Ressler
	Its:	Manager

/s/ Antony P. Ressler
Antony P. Ressler